SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release Third Quarter 2017

GOL announces Operating Profit of R$327 million and

 Net Income of R$328 million for the period

Brazil's #1 airline achieved an EBITDA margin of 17.0% and updates its outlook for 2017

São Paulo, November 8, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces its consolidated results for the third quarter of 2017 (3Q17) and for the nine months through September 30, 2017 (9M17). All information is presented in accordance with IFRS, in Brazilian Real (R$), and all comparisons are with the third quarter of 2016 (3Q16) and for the corresponding nine months of 2016 (9M16), unless otherwise stated.

Financial and Operational Highlights

|           Net revenue reached R$2.7 billion, an increase of 13.2% compared to 3Q16. In the accumulated 9M17, GOL achieved net revenue of R$7.6 billion, an increase of 5.5% in relation to 9M16.

|           GOL provides new 2017 full year EBITDA margin guidance of 14%, at the top of the previously disclosed range of 12 – 14%.

|           GOL transported a total of 8.3 million passengers in 3Q17, an increase of 2.2% over 3Q16. In 9M17, the total number of passengers transported was 23.8 million, a decrease of 3.0% over 9M16. Passenger revenue increased by 14.1% in 3Q17, reaching R$2.4 billion.

|           The Company's operating fleet, excluding sub-leased aircraft, at the end of 3Q17 was 116 Boeing 737 aircraft, stable compared to the same period in 2016. Net revenue per aircraft was R$23.4 million (US$7.4 million) this quarter.

|           Cargo revenues and others increased by 7.0% in 3Q17 when compared to 3Q16, reaching R$323.3 million or 11.9% of net operating revenue. In 9M17, they totaled R$1.0 billion, an increase of 16.7% compared to 9M16.

|           In 3Q17, Smiles’ net income was R$339.5 million, an increase of 134.6% compared to 3Q16, due to the use of deferred tax credits arising from its incorporation by Webjet. Net revenue increased 10.7% reaching R$440.8 million, compared to R$398.3 million in 3Q16.

|           Recurring operating income (EBIT) in 3Q17 was R$326.9 million, an increase of 49.3% over 3Q16. Recurring EBIT margin was 12.0% in 3Q17, an increase of 2.9 p.p. compared to the same period of 2016.

|           Net income in the period was a profit of R$327.6 million, after the minority interest, representing a net margin of 12.1%, a positive result in comparison of a loss of R$0.9 million in 3Q16. In this quarter, the EPS was of R$0.94 and the EPADS was of US$1.49. Total liquidity, including cash, financial investments, restricted cash, and accounts receivable, totaled R$2,118.1 million, increasing 19.6% over the prior quarter and 15.8% over 3Q16 figures.

|           Adjusted total net debt, excluding the perpetuals, decreased by R$3.4 billion when compared to 3Q16, reaching R$10.2 billion in 3Q17. The adjusted net debt ratio to annualized EBITDAR was 4.8x as of September 30, 2017, down from 5.6x at June 30, 2017 and 6.5x as of a year ago.

|           Recurring total CASK increased by 5.0% in 3Q17 compared to 3Q16, reaching 19.90 cents (R$). For 9M17, this indicator decreased by 0.1% to 19.98 cents (R$) compared to 9M16.

|           RPKs increased by 5.1%, from 9,173 million in 3Q16 to 9,638 million in 3Q17, largely due to the increase in the average stage length by 2.3%. In 9M17, demand reached 27,334 million, an increase of 2.1% compared to 9M16, also largely attributable to the increase of average stage length by 5.9%.

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

|           In the quarter, ASKs totaled 12,015 million, an increase of 4.5% compared to 3Q16. This increase is a reflection of an increase in the number of departures by 2.0% in relation to 3Q16, in addition to the growth in average stage length by 2.3%. In 9M17, there was a decrease in ASKs of 0.1% in relation to 9M16, reaching 34,481 million.

|           The average load factor in 3Q17 increased by 0.4 p.p. compared to 3Q16, reaching 80.2%. In the 9M17, this ratio was 79.3%, an increase of 1.8 p.p. over 9M16. The average yield per passenger increased by 8.6% in the quarter compared to 3Q16, reaching 24.85 cents (R$). In 9M17, yield increased by 1.8% compared to 9M16.

|           RASK increased 8.3% in relation to 3Q16 with 22.62 cents (R$), and an increase of 5.6% in 9M17 compared to 9M16, reaching 22.03 cents (R$). Average fare was R$288, an increase of 11.6% in relation to 3Q16 (R$259). For the 9M17, the average fare increased by 7.2% compared to 9M16, reaching R$277.

|           According to ANAC, the National Civil Aviation Agency, GOL maintained its market leadership in the domestic air transport sector at the end of 3Q17 achieving a share of 36.0%. In the international market, the company registered a market share of 10.8%.

|           GOL is a leading airline considering its on-time departures of 95.6%, during 3Q17 (INFRAERO data). In terms of average flight completion, in this quarter, the company stood at 98.3%. The number of passenger claims and lost baggage per 1,000 passengers was 1.38 and 1.93, during 3Q17 and 9M17 respectively.

|           GOL's ADRs had an average daily trading volume on the NYSE of US$4.9 million (R$15.4 million) in 3Q17, compared to US$4.1 million (R$13.3 million) in 3Q16. Preferred shares had an average daily trading volume on the B3 of R$32.1 million in 3Q17, compared to R$20.8 million in 3Q16.

Recent Events

GOL was recognized as the most trusted brand in the Brazilian airline industry, receiving the “Brands of Trust Award 2017”, promoted by Seleções Readers Digest magazine and conducted by Datafolha. This 16th edition of the survey included 37 categories of products and services, as well as institutions, professions, NGOs and Brazilian personalities. Awards such as this validate our employees’ dedication to making GOL the first choice for air travel in Brazil.

In another recognition of its brand strength, the Company won the “Top of Mind 2017” award from Datafolha, the research institute of Folha de São Paulo. This recognition in the airline segment reveals the strength of the brand in the minds of consumers. In addition, this award also indicates that GOL can further strengthen its brand presence through excellent customer service.

In October, GOL announced the first regular international operation from the Aracaju International Airport in Sergipe, where customers will have a Saturday flight to Buenos Aires. This is GOL’s eighth base in northeastern Brazil with flights to Argentina. Currently, the Company has the largest number of flights to Argentina from Brazil, providing operations to Buenos Aires (Aeroparque and Ezeiza), Cordoba, Rosario and Mendoza with departures from 12 Brazilian cities: São Paulo, Rio de Janeiro, Florianópolis, Belo Horizonte, Manaus, João Pessoa, Recife, Salvador, Fortaleza, Natal, Porto Seguro and Maceió.

Management’s Comments on Results

"We once again renewed our commitment to continuous improvement in customer experience, strong discipline in the supply of seats, high load factors, and unrelenting cost control to generate significant results. As a result of our efforts and discipline, recurring EBITDA margin increased by 3.7 p.p. in relation to 3Q16," commented the Company’s CEO, Paulo Kakinoff.

With a 5.1% increase in demand in the quarter, net revenue for the period grew 13.2% to R$2.7 billion. Such positive result was also consequence of capacity rationalization, accurate yield management and improved aircraft utilization, which increased by 7.4% in the quarter.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

"The Company recorded recurring operating income (EBIT) of R$327 million in 3Q17, with a recurring operating margin of 12.0%. We have had five consecutive quarters with positive operating results, and have now begun to show strong net income generation as well" added Richard Lark, Chief Financial Officer.

We have now been the lowest cost carrier in Brazil for 16 consecutive years, due to our unique and standardized fleet (lower costs with crew, management of spare parts and "best-in-class" maintenance), in addition to lean and productive operations with reduced exposure to fixed costs. Aircraft usage was 12.3 block hours per day (an increase of 7.4% over 3Q16). The number of transported passengers in 3Q17 increased 2.5% in relation to 3Q16. GOL's Load Factor increased by 0.4 p.p. to 80.2%. “Such advantages establish us as the largest Brazilian airline and the pioneer in new technologies and customer services”, concluded Richard Lark.

Reinforcing our commitment to customer satisfaction and operations safety, in August, we opened the new Training Center, located at our Congonhas Airport Headquarters. The building that once housed propeller repair shops on the Electra II aircraft, now houses knowledge that will help develop our technical and commercial crews. The new center has the capacity to train up to 400 people per day, with a total of six classrooms, one computer room and two airplane mockups: one open, located in the auditorium with 114 seats, and the other closed, a reconstruction of a Boeing 737, where fire, smoke, depressurizing simulations will be conducted, among others.

We are focused on providing the best flight experience to GOL’s clients. According to INFRAERO, in the quarter ended September 2017, the Company remained the leader in on-time flights in Brazil, for the 9th consecutive semester, with a rate of 95.6% of flights departing on time, that is, more than 61,000 flights in the period. One of the reasons that confirms us as a dedicated and reliable company that values people's time is our commitment to being on-time. We will continue working hard to remain as the most on-time company.

For the future, our expectation is to further improve our efficiency, incorporating the new Boeing 737 MAX 8s, which will begin arriving in the second half of 2018, and reconfiguring our 737-800NGs from 177 to 186 seats.

In the quarter, GOL announced a sale and leaseback transaction with GE Capital Aviation Services ("GECAS") for five 737 MAX 8 aircraft, with capacity for 186 customers and configured with GOL+Conforto seats for domestic flights and GOL Premium Class for international flights. With flight autonomy of up to 6,500 km, the new 737 MAX 8 aircraft allow GOL to offer non-stop flights from Brazil to any destination in Latin America as well as to Florida. The Company also formalized a sale and leaseback transaction, also with GECAS, of two Boeing 737-800NG aircraft.

Furthermore, the Company announced the Fortaleza airport as a new hub with Air France-KLM. The choice for Fortaleza took into account its economic potential and its location, not only because of its proximity to Europe, but also because it is strategically positioned in a region close to other cities in the North and Northeast. This brings us the opportunity to provide customers with faster and more efficient connections, making the flights from this hub more attractive due to the shortest travel time.

"We remain focused on offering the best air travel experience with exclusive services to our customers, with new and modern aircraft with frequent flights and integrated routes in the main markets. Over 50% of our fleet already has eco leather seats and Wi-Fi on board, as well as selfie check-in, low fares, GOL+Conforto seats and a broader menu of products offered in our Onboard Service, which caters to diverse customer preferences", concluded Kakinoff.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Operational and Financial Indicators

Traffic data – GOL	3Q17	3Q16	% Var.	9M17	9M16	% Var.
RPK GOL – Total	9,638	9,173	5.1%	27,334	26,766	2.1%
RPK GOL – Domestic	8,558	8,193	4.5%	24,368	23,801	2.4%
RPK GOL – International	1,079	980	10.1%	2,967	2,966	0.0%
ASK GOL – Total	12,015	11,502	4.5%	34,481	34,529	-0.1%
ASK GOL – Domestic	10,582	10,188	3.9%	30,596	30,536	0.2%
ASK GOL – International	1,433	1,313	9.1%	3,885	3,994	-2.7%
GOL Load Factor – Total	80.2%	79.8%	0.4 p.p	79.3%	77.5%	1.8 p.p
GOL Load Factor - Domestic	80.9%	80.4%	0.5 p.p	79.6%	77.9%	1.7 p.p
GOL Load Factor - International	75.3%	74.6%	0.7 p.p	76.4%	74.3%	2.1 p.p
Operating data	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Average Fare (R$)	288.41	258.51	11.6%	276.67	258.16	7.2%
Revenue Passengers - Pax on board ('000)	8.303	8.121	2.2%	23.774	24.517	-3.0%
Aircraft Utilization (block hours/day)[5]	12.3	11.4	7.4%	12.0	11.0	8.9%
Departures	63,761	62,492	2.0%	185,744	197,654	-6.0%
Total Seats (‘000)	10,667	10,416	2.4%	31,081	32,943	-5.7%
Average Stage Length (km)	1,106	1,081	2.3%	1,090	1,030	5.9%
Fuel Consumption (mm liters)	351	341	2.9%	1,015	1,038	-2.2%
Full-time Employees (at period end)	15,277	15,136	0.9%	15,277	15,136	0.9%
Average Operating Fleet[6]	109	112	-2.4%	109	119	-8.6%
On-time Departures	95.6%	95.6%	0.0 p.p	95.4%	95.1%	0.3 p.p
Flight Completion	98.3%	98.3%	0.0 p.p	98.4%	93.2%	5.2 p.p
Passenger Complaints (per 1000 pax)	1.38	1.97	-29.8%	1.39	2.08	-33.5%
Lost Baggage (per 1000 pax)	1.93	2.30	-15.9%	2.02	2.25	-10.3%
Financial data	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Net YIELD (R$ cents)	24.85	22.89	8.6%	24.06	23.65	1.8%
Net PRASK (R$ cents)	19.93	18.25	9.2%	19.08	18.33	4.1%
Net RASK (R$ cents)	22.62	20.88	8.3%	22.03	20.86	5.6%
CASK (R$ cents)	19.93	18.84	5.8%	20.29	19.40	4.6%
CASK ex-fuel (R$ cents)	14.11	13.04	8.3%	14.30	13.56	5.4%
CASK (R$ cents) adjusted [4]	19.90	18.96	5.0%	19.98	20.00	-0.1%
CASK ex-fuel (R$ cents) adjusted [4]	14.08	13.15	7.1%	13.99	14.16	-1.2%
Breakeven Load Factor	70.7%	72.0%	-1.3 p.p	73.0%	72.1%	0.9 p.p
Average Exchange Rate [1]	3.1640	3.2460	-2.5%	3.1750	3.5519	-10.6%
End of period Exchange Rate [1]	3.1680	3.2462	-2.4%	3.1680	3.2462	-2.4%
WTI (avg. per barrel. US$) [2]	48.20	44.94	7.3%	49.36	41.40	19.2%
Price per liter Fuel (R$) [3]	1.99	1.96	1.7%	2.03	1.94	4.7%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.42	0.34	22.3%	0.39	0.31	25.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; 5. Change on methodology from flight hours to block hours per day between 1Q17 and 2Q17; and 6. Average operating fleet excluding sub-leased aircraft and those under MRO.

*Certain variation calculations in this report may not match due to rounding.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Domestic market – GOL

In this quarter, GOL domestic supply increased by 3.9% over 3Q16. Demand increased by 4.5% in 3Q17 and load factor reached 80.9%, an increase of 0.5 p.p. when compared to 3Q16.

In 9M17, domestic supply expanded 0.2% in comparison to 9M16, while demand was up 2.4% in the same period. Load factor improved by 1.7 p.p, reaching 79.6% in 9M17.

GOL transported 7.8 million domestic passengers in the quarter, representing an increase of 2.6%, when compared to the same period in 2016. The company is the leader in number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply increased 9.1% in the quarter compare to 3Q16. In 9M17, The Company showed a decrease of 2.7% when compared to the 9M16.

International demand increased 10.1% in 3Q17 when compared to the 3Q16 and was stable for 9M17 when compared to 9M16. International load factors recorded in 3Q17 were 75.3%, increasing 0.7 p.p. over 3Q16. In 9M17, load factors reached 76.4%, a growth of 2.1 p.p. in relation to 9M16. During the quarter, GOL transported 0.5 million passengers in the international market, an increase of 5.3% when compared to the third quarter of 2016.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 63,800, an increase of 2.0% in 3Q17 over 3Q16. This volume totaled 185,700 departures for 9M17, down 6.0% when compared to 9M16, due to the rationalization of our network that we carried out in May 2016. The total number of seats available to the market was 10.7 million in the third quarter of 2017, an increase of 2.4% over the same period of 2016. For 9M17, the total number of seats was 31.1 million seats, a decrease of 5.7% over 9M16.

PRASK, Yield and RASK

Net PRASK increased by 9.2% in the quarter when compared to 3Q16, reaching 19.93 cents (R$), due to the growth of net revenue with passengers in 14.1% in the quarter. In 9M17, net PRASK reached 19.08 cents (R$), an increase of 4.1% compared to 9M16.

Our Net RASK was 22.62 cents (R$) in 3Q17, an increase of 8.3% over 3Q16. In 9M17, it was 22.03 cents (R$), an increase of 5.6% over the same period of 2016.

Net yield increased by 8.6% in 3Q17 compared to 3Q16, reaching 24.85 cents (R$), largely due to the 11.3% increase in our average fare. For 9M17, net yield increased by 1.8% when compared to 9M16, reaching 24.06 cents (R$).

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

          Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Net operating revenues	2,717.9	2,401.4	13.2%	7,597.8	7,203.3	5.5%
Passenger	2,394.7	2,099.4	14.1%	6,577.6	6,329.2	3.9%
Cargo and Other	323.3	302.1	7.0%	1,020.1	874.1	16.7%
Operating Costs and Expenses[1]	(2,394.9)	(2,167.5)	10.5%	(6,996.3)	(6,700.4)	4.4%
Salaries, wages and benefits	(479.2)	(379.9)	26.2%	(1,274.9)	(1,176.5)	8.4%
Salaries, wages and benefits - Operations	(374.4)	(285.5)	31.1%	(977.4)	(899.1)	8.7%
Salaries, wages and benefits - Other	(104.8)	(94.3)	11.1%	(297.5)	(277.4)	7.3%
Aircraft fuel	(699.3)	(668.1)	4.7%	(2,064.8)	(2,016.7)	2.4%
Taxes on aircraft fuel	(107.7)	(109.6)	-1.7%	(328.5)	(326.8)	0.5%
Aircraft Fuel (ex-taxes)	(591.5)	(558.5)	5.9%	(1,736.3)	(1,689.8)	2.7%
Aircraft rent	(229.2)	(266.1)	-13.9%	(712.6)	(876.5)	-18.7%
Sales and marketing	(162.8)	(136.7)	19.0%	(404.7)	(387.5)	4.4%
Landing fees	(168.5)	(169.9)	-0.9%	(488.0)	(516.7)	-5.6%
Passenger costs	(109.3)	(122.9)	-11.1%	(324.9)	(361.0)	-10.0%
Services Provided	(206.6)	(169.3)	22.1%	(609.9)	(553.9)	10.1%
Maintenance materials and repairs	(90.2)	(104.3)	-13.6%	(310.6)	(389.9)	-20.3%
Depreciation and amortization	(136.3)	(100.8)	35.2%	(361.9)	(325.8)	11.1%
Other	(113.6)	(49.3)	130.6%	(444.1)	(96.0)	362.5%
Equity Income	0.1	(1.4)	NM	0.3	(4.7)	NM
Operating Result (EBIT)	323.1	232.6	38.9%	601.7	498.3	20.8%
EBIT Margin	11.9%	9.7%	2.2 p.p	7.9%	6.9%	1.0 p.p
Financial Results	28.7	(100.9)	NM	(496.2)	828.4	NM
Interest on loans	(168.1)	(197.1)	-14.7%	(573.7)	(613.8)	-6.5%
Gains from financial investments	22.8	33.8	-32.6%	71.7	121.7	-41.1%
Exchange and monetary variations	242.2	(33.4)	NM	160.1	1,403.7	-88.6%
Derivatives net results	32.2	(132.2)	NM	8.2	(195.3)	NM
Other expenses (revenues). net	(100.4)	228.0	NM	(162.5)	112.2	NM
Income (Loss) before income taxes	351.9	131.7	167.2%	105.6	1,326.8	-92.0%
Pre-tax Income Margin	12.9%	5.5%	7.5 p.p	1.4%	18.4%	-17.0 p.p
Income Tax	136.1	(65.8)	NM	208.8	(194.2)	NM
Current income tax	(43.3)	(65.0)	-33.4%	(197.7)	(189.2)	4.5%
Deferred income tax	179.4	(0.8)	NM	406.4	(5.0)	NM
Net income (loss)	488.0	65.9	640.4%	314.3	1,132.5	-72.2%
Net Margin	18.0%	2.7%	15.2 p.p	4.1%	15.7%	-11.6 p.p
Minority Interest	160.4	66.8	140.1%	300.9	178.2	68.9%
Net income (loss) after minority interest	327.6	(0.9)	NM	13.4	954.4	-98.6%
Net Margin after minority interest	12.1%	(0.0)%	12.1 p.p	0.2%	13.2%	-13.1 p.p
Earnings per Share (EPS). after minority interest in R$	0.94	(0.00)	NM	0.04	2.76	-98.6%
Weighted average shares outstanding MM	347.7	347.2	0.1%	347.7	347.2	0.1%
Earnings per ADS Equivalent in US$	1.49	(0.00)	NM	0.06	3.87	-98.4%
Weighted average ADSs outstanding MM	69.5	69.4	0.1%	69.5	69.4	0.1%

* Certain variation calculations in this report may not match due to rounding. 1 Opening of costs with different methodology in relation to that reported in 3Q16.

Net revenue

Net revenue in 3Q17 reached R$2.7 billion, an increase of 13.2% when compared to 3Q16, with RPKs increasing by 5.1%, from 9,173 million in 3Q16 to 9,638 million in 3Q17. In addition to revenue from cargo transportation and others, revenues from interline passengers coming from domestic flights and implementation of the first bag fee also contributed to this increase. Revenue from international passengers totaled R$372.8 million in the quarter, a growth of 11.5% when compared to the same period of 2016, representing 13.7% of the total net revenue.

Load factor increased by 0.4 p.p., reaching 80.2% in the quarter due to an increase in demand, in relation to the change in ASKs.

Average fare increased by 11.6%, from R$259 to R$288, as a result of the strong demand environment and increased penetration with corporate clients. For 9M17, the average fare reached R$277, a growth of 7.2% in relation to the same period of 2016.

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Dermand for GOLLOG’s freight services is closely related to economic activity, and revenue from cargo transportation and others was R$323.3 million in 3Q17, an increase of 7.0% when compared to 3Q16.

Operating expenses

In the 3Q17, the total CASK grew by 5.8%, from 18.84 cents to 19.93 cents (R$), as total operating expenses increased by 10.5%, reaching R$2.4 billion. The key drivers of this growth were 2017 profit sharing provisions, depreciation and amortization, and the effect of sale-leaseback operations in 3Q17. Excluding 3Q17 non-recurring expenses, CASK was 19.90 cents (R$), an increase of 5.0% when compared to 3Q16.

Operating expenses per ASK, ex-fuel, increased by 8.3% to 14.11 cents (R$). The breakeven load factor decreased by 1.3 p.p., reaching 70.7% vs. 72.0% in 3Q16, due to growth in net operating revenues of 13.2% in the quarter. The breakdown of GOL’s operating costs and expenses is as follows:

Operating expenses (R$ MM)[2]	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Salaries, wages and benefits	(479.2)	(379.9)	26.2%	(1,274.9)	(1.176.5)	8.4%
Salaries, wages and benefits - Operations	(374.4)	(285.5)	31.1%	(977.4)	(899.1)	8.7%
Salaries, wages and benefits - Other	(104.8)	(94.3)	11.1%	(297.5)	(277.4)	7.3%
Aircraft fuel	(699.3)	(668.1)	4.7%	(2,064.8)	(2.016.7)	2.4%
Taxes on aircraft fuel	(107.7)	(109.6)	-1.7%	(328.5)	(326.8)	0.5%
Aircraft Fuel (ex-taxes)	(591.5)	(558.5)	5.9%	(1,736.3)	(1.689.8)	2.7%
Aircraft rent	(229.2)	(266.1)	-13.9%	(712.6)	(876.5)	-18.7%
Sales and marketing	(162.8)	(136.7)	19.0%	(404.7)	(387.5)	4.4%
Landing fees	(168.5)	(169.9)	-0.9%	(488.0)	(516.7)	-5.6%
Passenger costs	(109.3)	(122.9)	-11.1%	(324.9)	(361.0)	-10.0%
Services Provided	(206.6)	(169.3)	22.1%	(609.9)	(553.9)	10.1%
Maintenance. materials and repairs	(90.2)	(104.3)	-13.6%	(310.6)	(389.9)	-20.3%
Depreciation and Amortization	(136.3)	(100.8)	35.2%	(361.9)	(325.8)	11.1%
Other operating expenses	(113.6)	(49.3)	130.6%	(444.1)	(96.0)	362.5%
Total operating expenses	(2,394.9)	(2,167.5)	10.5%	(6,996.3)	(6.700.4)	4.4%
Total operating expenses adjusted¹	(2,391.1)	(2,181.1)	9.6%	(6,888.4)	(6.904.7)	-0.2%
Operating expenses ex- fuel	(1,695.7)	(1,499.3)	13.1%	(4,931.5)	(4.683.7)	5.3%
Operating expenses ex- fuel adjusted¹	(1,691.9)	(1,513.0)	11.8%	(4,823.6)	(4.888.1)	-1.3%
Operating expenses per ASK (R$ cents)	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Salaries. wages and benefits	(3.99)	(3.30)	20.8%	(3.70)	(3.41)	8.5%
Salaries, wages and benefits - Operations	(3.12)	(2.48)	25.5%	(2.83)	(2.60)	8.9%
Salaries, wages and benefits - Other	(0.87)	(0.82)	6.3%	(0.86)	(0.80)	7.4%
Aircraft fuel	(5.82)	(5.81)	0.2%	(5.99)	(5.84)	2.5%
Taxes on aircraft fuel	(0.90)	(0.95)	-5.9%	(0.95)	(0.95)	0.6%
Aircraft Fuel (ex-taxes)	(4.92)	(4.86)	1.4%	(5.04)	(4.89)	2.9%
Aircraft rent	(1.91)	(2.31)	-17.6%	(2.07)	(2.54)	-18.6%
Sales and marketing	(1.35)	(1.19)	13.9%	(1.17)	(1.12)	4.6%
Landing fees	(1.40)	(1.48)	-5.1%	(1.42)	(1.50)	-5.4%
Passenger costs	(0.91)	(1.07)	-14.9%	(0.94)	(1.05)	-9.9%
Services Provided	(1.72)	(1.47)	16.8%	(1.77)	(1.60)	10.3%
Maintenance. materials and repairs	(0.75)	(0.91)	-17.2%	(0.90)	(1.13)	-20.2%
Depreciation and amortization	(1.13)	(0.88)	29.4%	(1.05)	(0.94)	11.2%
Other operating expenses	(0.95)	(0.43)	120.7%	(1.29)	(0.28)	363.7%
CASK	(19.93)	(18.84)	5.8%	(20.29)	(19.40)	4.6%
CASK adjusted¹	(19.90)	(18.96)	5.0%	(19.98)	(20.00)	-0.1%
CASK excluding fuel expenses	(14.11)	(13.04)	8.3%	(14.30)	(13.56)	5.4%
CASK excluding fuel expenses adjusted¹	(14.08)	(13.15)	7.1%	(13.99)	(14.16)	-1.2%

¹ excluding non-recurring results on the return of aircraft under finance lease contracts, sale-leaseback transaction and Tax Regularization Program expenses; and 2 Breakdown of costs with different methodology in relation to that reported in 3Q16. * Certain variation calculations in this report may not match due to rounding.

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Aircraft fuel per ASK increased by 0.3% over 3Q16 to 5.82 cents (R$), due to an increase in the price of the fuel liter by 1.7% and higher total consumption, partially offset by the increase of ASK by 4.5% in the quarter.

Salaries, wages and benefits per ASK increased by 20.8% to 3.99 cents (R$), mainly due to the increase in provisions for profit sharing and cost of living adjustments on labor contracts.

Aircraft rent per ASK decreased by 17.6% in relation to 3Q16, to 1.91 cents (R$), mainly due to the lower number of aircraft in the quarterly comparison and appreciation of real against average dollar by 2.5% in the period.

Sales and marketing per ASK increased by 13.9% over 3Q16, to 1.35 cents (R$), due to the increase in sales incentives and with the new campaign #NOVAGOL.

Landing fees per ASK decreased by 5.1% over 3Q16 to 1.40 cents (-0.9% in nominal terms), due to greater rationalization of the network.

Passenger costs decreased by 14.9% in relation to 3Q16, to 0.91 centavos (R$) (-11.1% in nominal terms), due to the reduction of expenses with reimbursement of tickets.

Services Provided per ASK increased by 16.8% in relation to 3Q16, to 1.72 cents (R$) (22.1% in nominal terms), mainly due to the increase in the cost of purchasing Smiles products and tickets in the quarter.

Maintenance materials and repairs per ASK decreased by 17.2% in relation to the third quarter of 2016, to 0.75 cents (R$) (-13.6% in nominal terms), due to efficiency in the maintenance process, fleet restructuring and appreciation of real against average dollar in the period.

Depreciation and amortization per ASK increased by 29.4% over 3Q16, to 1.13 cents (R$) (35.2% in nominal terms), due to the depreciation of capitalized engines.

Other expenses per ASK reached 0.95 cents (R$), an increase of R$64.4 million in nominal terms compared to the third quarter of 2016. The comparison includes gains in 3Q16 on sale-leaseback operations, and rents on subleasing of aircraft.

Operating result

Operating result (EBIT) recorded in the third quarter was of R$323.1 million, an increase of 38.9% compared to the same period in 2016. In terms of operating margin, 3Q17 ended with an 11.9% margin, an increase of 2.2 p.p. in relation of 3Q16. Excluding non-recurring results, EBIT reached R$326.9 million, an improvement of 49.3% when compared to the same period in 2016. The recurring operating margin increased by 2.9 p.p. in relation to 3Q16, reaching 12.0% for the quarter.

The impact of an increase of 1.74 cents (R$) in RASK and 1.09 cents (R$) in CASK resulted in an increase in EBITDA per available seat-kilometer to 3.82 cents (R$) in 3Q17, an increase of 0.93 cents (R$) compared to 3Q16. Recurring EBITDA in 3Q17 totaled R$463.2 million in the period, a 44.8% increase compared to 3Q16. On a per available seat kilometer basis, EBITDAR was 5.73 cents (R$) in 3Q17, compared to 5.21 cents (R$) in 3Q16 (an increase of 10.0%).

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

EBITDAR Calculation (R$ cents/ASK)	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Net Revenues	22.62	20.88	8.4%	22.03	20.86	5.6%
Operating Expenses	(19.93)	(18.84)	5.8%	(20.29)	(19.40)	4.6%
EBIT	2.69	2.02	NM	1.75	1.44	20.9%
Depreciation and Amortization	(1.13)	(0.88)	29.4%	(1.05)	(0.94)	11.2%
EBITDA	3.82	2.90	NM	2.79	2.39	17.1%
EBITDA Margin	16.9%	13.9%	3.0 p.p	12.7%	11.4%	1.2 p.p
Aircraft Rent	(1.91)	(2.31)	-17.6%	(2.07)	(2.54)	-18.6%
EBITDAR	5.73	5.21	10.0%	4.86	4.93	-1.3%
EBITDAR Margin	25.3%	25.0%	0.4 p.p	22.1%	23.6%	-1.5 p.p
Recurring EBITDAR¹	5.76	5.09	13.1%	5.17	4.33	19.4%
Recurring EBITDAR Margin¹	25.5%	24.4%	1.1 p.p	23.5%	20.8%	2.7 p.p

¹ excluding non-recurring results with Tax Regularization Program expenses; * Certain variation calculations in this report may not match due to rounding.

Operating Margins (R$ MM)	3Q17	3Q16	% Var.	9M17	9M16	% Var.
EBIT	323.1	232.6	38.9%	601.7	498.3	20.8%
EBIT Margin	11.9%	9.7%	2.2 p.p	7.9%	6.9%	1.0 p.p
Recurring EBIT¹	326.9	219.0	49.3%	709.6	293.9	141.5%
Recurring EBIT Margin¹	12.0%	9.1%	2.9 p.p	9.3%	4.1%	5.3 p.p
EBITDA	459.5	333.4	37.8%	963.6	824.1	16.9%
EBITDA Margin	16.9%	13.9%	3.0 p.p	12.7%	11.4%	1.2 p.p
Recurring EBITDA¹	463.2	319.8	44.8%	1,071.5	619.7	72.9%
Recurring EBITDA Margin¹	17.0%	13.3%	3.7 p.p	14.1%	8.6%	5.5 p.p
EBITDAR	688.6	599.4	14.9%	1,676.2	1,700.6	-1.4%
EBITDAR Margin	25.3%	25.0%	0.4 p.p	22.1%	23.6%	-1.5 p.p
Recurring EBITDAR¹	692.4	585.9	18.2%	1,784.1	1,496.2	19.2%
Recurring EBITDAR Margin¹	25.5%	24.4%	1.1 p.p	23.5%	20.8%	2.7 p.p

¹ excluding non-recurring results with Tax Regularization Program expenses; * Certain variation calculations in this report may not match due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Net income (loss)	488.0	65.9	640.5%	314.3	1,132.5	-72.2%
(-) Income taxes	136.1	(65.8)	NM	208.8	(194.2)	NM
(-) Net financial result	28.7	(100.9)	NM	(496.2)	828.4	NM
EBIT	323.1	232.6	39.0%	601.7	498.3	20.8%
(-) Depreciation and amortization	(136.3)	(100.8)	35.2%	(361.9)	(325.8)	11.1%
EBITDA	459.5	333.4	37.8%	963.6	824.1	16.9%
(-) Aircraft rent	(229.2)	(266.1)	-13.9%	(712.6)	(876.5)	-18.7%
EBITDAR	688.6	599.5	14.9%	1,676.2	1,700.6	-1.4%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses; * Certain variation calculations in this report may not match due to rounding

Net financial result

Net financial income was R$28.7 million, an improvement of R$129.6 million compared to 3Q16. Interest expense decreased R$29.0 million versus 3Q16, reaching R$168.1 million. Net income from derivatives decreased R$164.4 million over 3Q16, mainly due to gains from hedging operations.

|    Interest expense totaled R$168.1 million in 3Q17, a decrease of 14.7% over 3Q16. For 9M17, interest expenses totaled $573.7 million, a reduction of 6.5% when compared to the same period in 2016.

|    Net exchange and monetary variation totaled a gain of R$242.2 in 3Q17, due to the appreciation of the Brazilian Real vs. the US Dollar (final exchange rate for the period), which strengthened from R$3.2462 at September 30, 2016 to R$3.1680 at September 30, 2017.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

|   Gains from financial investments totaled R$22.8 million in 3Q17, a reduction of 32.6% over 3Q16, explained by the lower gains on financial investments and investment funds.

|   Net result of derivatives was a positive of R$32.2, improving R$164.4 million in relation to 3Q16, which presented a negative result of R$132.2 million.

|   Other financial expenses totaled a negative R$100.4 million in 3Q17, versus a positive R$228.0 million in 3Q16. The 3Q16 figure was positively impacted by the discount obtained on the senior notes as a consequence of GOL’s 2016 debt restructuring. The negative value in the 3Q17 quarter was partially impacted by a R$23.3 million increase in interest related to provisions for PIS and COFINS payments on interest on shareholders' equity.

Hedge result

The Company uses hedge accounting to account for some of its derivative instruments. In 3Q17, GOL registered a gain of R$29.4 million from hedge operations.

Results (R$ million) 3Q17	Fuel	Interest Rates	Stock Term	Total
Subtotal - Designated for Hedge Accounting	-	(3.0)	11.7	8.8
Subtotal – Not Designated for Hedge Accounting	20.6	-	-	20.6
Total	20.6	(3.0)	11.7	29.4
OCI (net of taxes, on June 30, 2017)*	-	-	-	(118.8)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income (loss) is a transitional account where positive and negative fair value adjustments of derivatives recorded as hedge accounting, designated as effective for hedging cash flow. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow

Results (R$ million) 3Q17	Fuel	Interest Rates	Stock Term	Total
Financial Result	20.6	-	11.7	32.3
Operating Result	-	(3.0)	-	(3.0)
Total	20.6	(3.0)	11.7	29.4

|   Fuel: fuel hedge operations were made through derivative contracts of call options and "zero cost collars" (calls bought and puts sold) tied to the WTI, and totaled gains of R$20.6 million in 3Q17.

|   Interest: swap operations to protect the cash flow of contracted leases, whose installments to be paid are exposed to the volatility of the Libor rate until receiving aircraft, totaled losses of R$3.0 million in 3Q17.

|   Stock Term: On September 30, 2017, the Company had a rental transaction and third parties shares with a term derivative linked to the transaction, aimed at neutralizing the risk of volatility of the shares of third parties leased in the market. These operations resulted in total gains for the company at R$11.7 million.

Income tax

On March 10th and September 19th of 2017, the subsidiary GLA subscribed to the Tax Regularization Program (PRT), which allowed the partial settlement of taxes with tax losses. The payment option chosen by GLA was the reduction of 76% of the debt with the use of tax credits on tax losses and the payment of 24% of the debt in 24 monthly installments adjusted by the SELIC rate from the month of subscription.

Income tax in the third quarter of 2017 totaled R$136.1 million, due to an increase of R$179.4 million in deferred income tax.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Net income and Earnings per Share (EPS) after minority interest

Reported net income after minority interest in 3Q17 was of R$327.6 million, representing a net margin of 12.1%, an increase of R$328.2.1 million when compared to 3Q16.

(R$ MM)	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Net income (loss) before minority interest	488.0	65.9	640.4%	314.3	1.132.5	-72.2%
Minority Interest	160.4	66.8	140.1%	300.9	178.2	68.9%
Net income (loss) after minority interest	327.6	(0.9)	NM	13.4	954.4	-98.6%
Weighted average shares outstanding	347.7	347.2	0.1%	347.7	347.2	0.1%
EPS in R$ after minority interest	0.94	(0.00)	NM	0.04	2.76	-98.6%
Weighted average ADS outstanding	69.5	69.4	0.1%	69.5	69.4	0.1%
Earnings per ADS in US$ after min. interest	1.49	(0.00)	NM	0.06	3.87	-98.4%

¹ Non-onerous transfer of preferred shares related to the premiums granted to the beneficiaries under the Company's Restricted Share Plan ("Plan"), after the vesting period, as defined in the Plan.

Earnings per share after minority interest were R$0.94 in 3Q17. The number of shares used for calculation was 347,716,938 in 3Q17 and 347,242,172 in 3Q16, considering the ratio of 35 common shares per preferred share.

Reported net income after minority interest per ADS was US$1.49 in 3Q1. The weighted average number of ADSs was 69.5 million in 3Q17 and 69.4 million in 3Q16, based on GOL’s current ratio of the number of preferred shares per ADS of 5:1 (updated in May 2017).

In 3Q17, our loyalty program Smiles’ net income was R$339.5 million, representing a net margin of 77.0%. This represents an increase of 40.7 p.p. over the 36.3% net margin in 3Q16, due to the use of deferred tax credits arising from its incorporation by Webjet. Net revenue expanded 10.7% to R$440.8 million in the quarter, compared to R$398.3 million recorded in 3Q16. Operating income was R$159.6 million, 1.8% lower than 3Q16, representing an operating margin of 36.2%, lower by 4.6 p.p. in the quarterly comparison, primarily due to higher costs with salaries, wages and benefits and miles redemption.

The following table is a summary of the results of our Smiles subsidiary:

Operating Data (billion)	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Miles Accrual (ex-GOL)	20.4	12.2	67.2%	57.2	35.7	66.7%
Program Redemptions	17.1	11.0	55.5%	49.5	31.7	55.9%
Financial Information (R$ million)	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Gross Revenues (ex-GOL)	472.2	405.0	16.6%	1,342.0	1,187.3	13.0%
Net Revenues	440.8	398.3	10.7%	1,325.8	1,098.7	20.7%
Operating Income	159.6	162.6	-1.8%	507.6	415.0	22.3%
Operating Margin	36.2%	40.8%	-4.6 p.p	38.3%	37.8%	0.5 p.p
Net Income	339.5	144.7	134.6%	642.0	386.7	66.0%
Net Margin	77.0%	36.3%	40.7 p.p	48.4%	35.2%	13.2 p.p

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Cash Flow

Cash, cash equivalents and short-term investments recorded an increase of R$347.6 million during 3Q17.

Operating activities generated net cash of R$620.3 million, partially supported by an increase in air traffic liability (R$97.3 million) and a decrease in deposits (R$110.9 million), and affected by the reduction in the balance of accounts receivable (R$104.3 million).

The investment activities required R$201.0 million of cash, mainly due to a net increase in the balance in property, plant and equipment (R$252.9 million). Cash used in financing activities was R$71.7 million.

Net cash flow was positive R$419.3 million for the quarter.

Consolidated Cash Flow Summary (R$ mm) (1)	3Q17	3Q16	% Var.	2Q17	% Var.
Net Income (Loss) for the Period	488.0	65.9	640.5%	(406.3)	NM
Adjustment of Non-Cash Items	8.7	170.6	-94.9%	459.6	-98.1%
Net Income (Loss) After Adjusting Non-Cash Items	496.7	236.5	110.0%	53.3	831.8%
Net Cash Provided to (Used in) Operating Activities	620.3	(4.1)	NM	503.9	23.1%
Net Cash Provided to (used in) Investment Activities	(201.0)	(52.8)	280.9%	(110.4)	82.1%
Net Cash Flow (1)	419.3	(56.8)	NM	393.5	6.6%
Net Cash used in Financial Activities	(71.7)	(242.3)	-70.4%	(140.3)	-48.9%
Net Increase in Cash and Cash Equivalents	347.6	(299.1)	NM	253.3	37.2%
Cash beginning of period	910.6	1,365.2	-33.3%	694.5	31.1%
Accounts receivable beginning of period	859.9	763.0	12.7%	822.7	4.5%
Cash end of period	1,156.3	1,148.1	0.7%	910.6	27.0%
Accounts receivable	961.8	681.0	41.2%	859.9	11.8%
Total Liquidity	2,118.1	1,829.1	15.8%	1,770.5	19.6%

1-    Management cash flow: some items were reclassified for better presentation. The groups may not be comparable with the totals presented in our financial statements.

2-    Net cash flow = Net Income (Loss) After Adjusting Non-Cash Items + cash flow from operating activities + cash flow from investing activities.

Capital Expenditures

Net capex in the quarter ended September 30 of 2017 with a cash effect was R$146.5 million, mainly due to the capitalization of engine maintenance in the period.

Total Fleet

Final	3Q17	3Q16	Var.	2Q17	Var.
Boeing 737-NGs	120	135	-15	120	0
737-800 NG	92	102	-10	92	0
737-700 NG	28	33	-5	28	0
By rental type	3Q17	3Q16	Var.	2Q17	Var.
Financial Leasing (737-NG)	31	34	-3	31	0
Operating Leasing (373-NG)	89	101	-12	89	0

At the end of 3Q17, out of a total of 120 Boeing 737-NG aircraft, GOL was operating 116 aircraft on its routes. The four-remaining aircraft were sub-leased to another airline.

In 3Q16, out of a total of 135 aircraft, GOL was operating 116 aircraft on its routes. Of the 19 remaining aircraft, 11 were in the process of being returned to the lessors and 8 were sub-leased to other airlines.

GOL has 89 aircraft under operating leasing arrangements and 31 aircraft under financial leasing. 31 aircraft of the total fleet have a purchase option for when their leasing contracts expire.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

The average age of the fleet was 8.9 years at the end of 3Q17. In order to maintain this low average, the Company has 120 firm Boeing 737 MAX 8 acquisition orders for fleet renewal by 2028. The first Boeing 737 MAX aircraft is expected to be received by the Company in July 2018.

Fleet plan	2017E	2018E	2019E	>2019E	Total
Operating Fleet (End of the year)	115	121	124
Aircraft Commitments (R$ million)*	-	-	2,836.3	42,111.7	44,948.0
Pre-Delivery Payments (R$ million)	52.8	466.9	758.9	5,146.7	6,425.3

                     * Considers aircraft list price

The Company continues to carry out maintenance procedures with excellence both in its equipment and in the provision of services to other operators and to its partner Delta, as already proven through certifications by the regulatory agencies ANAC- National Civil Aviation Agency, the American regulatory agency FAA - Federal Aviation Administration and recently by EASA - European Aviation Safety Agency, the aeronautical regulator of the European community. This certification ratifies the high standard and excellence in aircraft and component maintenance services that reaffirms GOL’s commitment to ensuring that its processes, manuals and maintenance training programs are in line with aviation global best practices.

Liquidity and Indebtedness

As of September 30, 2017, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivables) of R$2,118.1 million, an increase of R$347.6 million over the cash position of June 30, 2017. Accounts Receivable totaled R$961.8 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies, increasing 11.8% versus 2Q17.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Liquidity (R$ MM)	3Q17	3Q16	% Var.	2Q17	% Var.
Cash, cash equivalents and restricted cash	1,156.3	1,148.1	0.7%	910.6	27.0%
Short-Term Accounts Receivable	961.8	681.0	41.2%	859.9	11.8%
Total Liquidity	2,118.1	1,829.1	15.8%	1,770.5	19.6%
Total Liquidity as % of LTM Net Revenues	20.6%	18.6%	2.0 p.p	17.8%	2.8 p.p
Indebtedness (R$MM)	3Q17	3Q16	% Var.	2Q17	% Var.
Loans and Financings	1,229.2	1,289.4	-4.7%	1,321.9	-7.0%
Debt Issuance	2,946.3	2,896.7	1.7%	3,028.6	-2.7%
Aircraft Rent	273.2	237.6	15.0%	267.4	2.2%
Aircraft Financing	1,472.1	1,922.2	-23.4%	1,599.0	-7.9%
Total Loans and Financings	5,920.8	6,345.9	-6.7%	6,217.0	-4.8%
Short-Term Debt	585.8	742.6	-21.1%	728.1	-19.5%
Debt in US$	184.9	225.2	-17.9%	188.1	-1.7%
Debt in BRL	0.0	11.5	-100.0%	105.8	-100.0%
Long-Term Debt	5,335.0	5,603.2	-4.8%	5,488.9	-2.8%
Debt in US$	1,365.0	1,414.2	-3.5%	1,354.2	0.8%
Debt in BRL	1,010.6	1,013.2	-0.3%	1,008.8	0.2%
Perpetual Notes	419.7	424.7	-1.2%	438.2	-4.2%
Accumulated Interest	45.6	49.9	-8.6%	120.7	-62.2%
Operating Leases (off-balance)	5,133.1	6,453.7	-20.5%	5,579.0	-8.0%
Debt and Leverage (R$ MM)	3Q17	3Q16	% Var.	2Q17	% Var.
Gross Debt ex-perpetual notes (R$ MM)	5,501.2	5,921.1	-7.1%	5,778.8	-4.8%
LTM Aircraft Rent x 7 years	5,831.2	8,775.8	-33.6%	6,090.0	-4.3%
Gross Adjusted Debt[2] (R$ MM)	11,332.4	14,697.0	-22.9%	11,868.8	-4.5%
Cash (R$ MM)	1,156.3	1,148.1	0.7%	910.6	27.0%
Net Adjusted Debt[2] (R$ MM)	10,176.1	13,548.9	-24.9%	10,958.2	-7.1%
% of debt in foreign currency	81.6%	83.9%	-2.3 p.p	82.1%	-0.5 p.p
% of debt in Short-Term	9.9%	11.7%	-1.8 p.p	11.7%	-1.8 p.p
% of debt in Long-Term	90.1%	88.3%	1.8 p.p	88.3%	1.8 p.p
Total of Loans and Financings	5,920.8	6,345.9	-6.7%	6,217.0	-4.8%
- Perpetual notes	419.7	424.7	-1.2%	438.2	-4.2%
- Cash, equivalents, short-term fin. investments and restricted cash	1,156.3	1,148.1	0.7%	910.6	27.0%
= Net Debt (ex-perpetual notes)	4,344.9	4,773.2	-9.0%	4,868.2	-10.7%
LTM EBITDA	1,283.7	845.6	51.8%	1,157.5	10.9%
Net Debt (ex-perpetual notes)/LTM EBITDA	3.4 x	5.6x	-2.3x	4.2x	-0.8x
Adjusted Gross Debt2 / EBITDAR Annualized	5.4 x	7.0x	-1.6x	5.9x	-0.5x
Adjusted Net Debt2 / EBITDAR Annualized	4.8 x	6.5x	-1.7x	5.4x	-0.6x
Net Financial Commitments1 / EBITDAR Annualized	5.0 x	5.5x	-0.5x	5.6x	-0.6x

1 - Financial commitments (gross debt + operational leasing contracts – perpetual notes) less Cash  /  2 - Debt (excluding perpetual notes) + LTM operational leasing expenses x 7; *Certain variation calculations in this report may not match due to rounding.

Loans and financing

The Company registered total loans and financings in 3Q17 of R$5,920.8 million (including finance leases), a reduction of 6.7% versus 3Q16.

      Adjusted net debt/LTM EBITDA ratio (excluding the perpetual notes) fell to 3.4x for the period, compared to 4.2x in 2Q17.

The average maturity of the Company's long-term debt in 3Q17, excluding aircraft financial leasing and perpetual notes, was 2.9 years, compared to 3.2 years in 2Q17.  GOL’s average interest rate was 10.7% for local-currency debt, compared to 13.4% in 2Q17, and 7.5% for Dollar-dominated debt, compared to 7.6% in 2Q17.

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Financial Debt amortization schedule 3Q17 (R$ MM)

Outlook

Based on nine-month 2017 actual results, the Company is revising its financial outlook for full-year 2017.

Financial Outlook	2017 Previous	9M17 (actual)	2017 Revised
Average operating fleet	115	116	115
Variation in supply (ASK)	0% to -2%	-0.1%	+/- 0.5%
Variation in total seats	-3 to -5%	-5.7%	+/- 2%
Variation in volume of departures	-3 to -5%	-6.0%	+/- 4%
Average load factor	77% to 79%	79%	+/- 79%
Net Revenues (billion)	+/- R$10	R$7.6	+/- R$10.3
Non-fuel CASK (R$ cents)	+/- 14	14.1	+/- 13.7
Aircraft rent (billion)	+/- R$1	R$0.7	+/- R$1
EBITDA margin	12% to 14%	13%	+/-14%
Operating (EBIT) margin	7% to 9%	8%	+/- 9%
Earnings per share – fully diluted¹	R$0.38 to R$0.52	R$0.04	R$0.80 to R$0.90
Fully-diluted shares outstanding (million) [2]	347.2	347.7	347.7
Earnings per ADS – fully diluted¹	US$0.57 to US$0.78	US$0.06	US$1.25 to US$1.40
Fully-diluted ADS outstanding (million) [2]	69.4	69.5	69.5
Net Debt/LTM EBITDA	+/- 4.2x	3.4x3	+/- 3.4x

1 After participation of minority interest in Smiles S.A. 2Non-onerous transfer of preferred shares related to the premiums granted to the beneficiaries under the Company's Restricted Share Plan ("Plan"), after the vesting period, as defined in the Plan.  3. Net Debt of R$4,345 MM, excluding perpetual bonds, and LTM EBITDA of R$1,284MM (as of September 30, 2017).

Given the volatility of the Brazilian economy, the current guidance for 2017 (above) may be adjusted in order to incorporate the evolution of its operating and financial performance and any eventual changes in interest rates, inflation, exchange rate, GDP growth and WTI and Brent oil price trend.

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Income statement (R$ MM)*	3Q17	3Q16	% Change
Net operating revenues
Passenger	2,394.7	2,099.4	14.1%
Cargo and Other	323.3	302.1	7.0%
Total net operating revenues	2,717.9	2,401.4	13.2%

Operating Expenses
Salaries, wages and benefits	(479.2)	(379.9)	26.2%
Aircraft fuel	(699.3)	(668.1)	4.7%
Aircraft rent	(229.2)	(266.1)	-13.9%
Passenger Costs	(109.3)	(122.9)	-11.1%
Sales and marketing	(162.8)	(136.7)	19.0%
Landing fees	(168.5)	(169.9)	-0.9%
Services Provided	(206.6)	(169.3)	22.1%
Maintenance materials and repairs	(90.2)	(104.3)	-13.6%
Depreciation and amortization	(136.3)	(100.8)	35.2%
Other	(113.6)	(49.3)	130.6%
Total Operating Expenses	(2,394.9)	(2,167.5)	10.5%
Equity Income	0.1	(1.4)	NM

Operating Income	323.1	232.6	38.9%

Financial Income (expense), net	28.7	(100.9)	NM

Income (Loss) before income taxes	351.9	131.7	167.2%
Current income tax	(43.3)	(65.0)	-33.4%
Deferred income tax	179.4	(0.8)	NM
Net income (loss) before minority interest	488.0	65.9	640.4%

Smiles’ Minority interest	160.4	66.8	140.1%

Net income (loss) after minority interest	327.6	(0.9)	NM
EPS in R$ after minority interest	0.94	(0.00)	NM
Earnings per ADS in US$ after minority interest	1.49	(0.00)	NM
Number of shares at the end of the period MM	347.7	347.2	0.1%

*Certain variation calculations in this report may not match due to rounding.

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Income statement (R$ MM)*	9M17	9M16	% Change
Net operating revenues
Passenger	6,577.6	6,329.2	3.9%
Cargo and Other	1,020.1	874.1	16.7%
Total net operating revenues	7,597.8	7,203.3	5.5%

Operating Expenses
Salaries, wages and benefits	(1,274.9)	(1,176.5)	8.4%
Aircraft fuel	(2,064.8)	(2,016.7)	2.4%
Aircraft rent	(712.6)	(876.5)	-18.7%
Passenger Costs	(324.9)	(361.0)	-10.0%
Sales and marketing	(404.7)	(387.5)	4.4%
Landing fees	(488.0)	(516.7)	-5.6%
Services Provided	(609.9)	(553.9)	10.1%
Maintenance materials and repairs	(310.6)	(389.9)	-20.3%
Depreciation and amortization	(361.9)	(325.8)	11.1%
Other	(444.1)	(96.0)	362.5%
Total Operating Expenses	(6,996.3)	(6,700.4)	4.4%
Equity Income	0.3	(4.7)	NM

Operating Income	601.7	498.2	20.8%

Financial Income (expense), net	(496.2)	828.4	NM

Income (Loss) before income taxes	105.6	1.326.8	-92.0%
Current income tax	(197.7)	(189.2)	4.5%
Deferred income tax	406.4	(5.0)	NM
Net income (loss) before minority interest	314.3	1.132.5	-72.2%

Smiles’ Minority interest	300.9	178.2	68.9%

Net income (loss) after minority interest	13.4	954.4	-98.6%
EPS in R$ after minority interest	0.04	2.76	-98.6%
Earnings per ADS in US$ after minority interest	0.06	3.87	-98.4%
Number of shares at the end of the period MM	347.7	347.2	0.1%

*Certain variation calculations in this report may not match due to rounding.

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Consolidated Balance Sheet (R$ 000)*	Sep 30, 2017	Dec 31, 2016	Var %

ASSETS	8,890,034	8,404,355	5.8%
Current Assets	2,283,227	2,080,714	9.7%
Cash and cash equivalents	602,205	562,207	7.1%
Short term investment	298,010	431,233	-30.9%
Trade receivables	961,756	760,237	26.5%
Inventories	193,932	182,588	6.2%
Recoverable income taxes	74,117	27,287	171.6%
Derivatives transactions	29,654	3,817	676.9%
Other credits	123,553	113,345	9.0%
Non-Current Assets	6,606,807	6,323,641	4.5%
Deposits	1,126,986	1,188,992	-5.2%
Restricted cash	256,079	168,769	51.7%
Recoverable income taxes	7,107	72,060	-90.1%
Deferred income taxes	288,531	107,159	169.3%
Other credits	391	4,713	-91.7%
Investments	16,233	17,222	-5.7%
Property and equipment, net	3,180,303	3,025,010	5.1%
Intangible assets	1,731,177	1,739,716	-0.5%

LIABILITIES AND SHAREHOLDERS’ EQUITY	8,890,034	8,404,355	5.8%
Current Liabilities	5,117,852	4,848,742	5.6%
Short-term debt	585,827	835,290	-29.9%
Suppliers	1,225,366	1,097,997	11.6%
Salaries	353,549	283,522	24.7%
Taxes payable	115,610	146,174	-20.9%
Landing fees	348,939	239,566	45.7%
Transportation commitments	1,371,517	1,185,945	15.6%
Mileage program	770,350	781,707	-1.5%
Advances from customers	59,987	16,823	256.6%
Provisions	6,508	66,502	-90.2%
Derivatives transactions	35,141	89,211	-60.6%
Operational Leasings	57,975	7,233	701.5%
Bonds with share leases	106,976	-	-
Other obligations	80,107	98,772	-18.9%
Non-Current Liabilities	6,907,510	6,912,364	-0.1%
Long-term debt	5,335,010	5,543,930	-3.8%
Suppliers	139,686	13,517	-
Provisions	730,479	723,713	0.9%
Mileage program	189,415	219,325	-13.6%
Deferred taxes	338,020	338,020	0.0%
Taxes payable	60,035	42,803	40.3%
Operational Leasings	87,374	-	-
Other obligations	27,491	31,056	-11.5%
Shareholders' Equity	(3,135,328)	(3,356,751)	-6.6%
Capital Stock	3,081,287	3,080,110	0.0%
Shares to issuance	1,492	-	-
Shares issuance costs	(155,618)	(155,618)	0.0%
Treasury shares	(4,168)	(13,371)	-68.8%
Capital reserves	88,762	91,399	-2.9%
Equity valuation adjustment	(118,820)	(147,229)	-19.3%
Share base payments reserve	115,714	113,918	1.6%
Effects on changes in ownership interest	751,584	693,251	8.4%
Accumulated losses	(7,299,011)	(7,312,458)	-0.2%
Non-controlling interests	403,450	293,247	37.6%

*Certain variation calculations in this report may not match due to rounding.

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Consolidated Cash Flow (R$000)	3Q17	3Q16	% Var.
Net Income (loss) for the period	487,984	65,902	640.5%
Depreciation and amortization	136,307	100,844	35.2%
Allowance for doubtful accounts	1,497	3,652	-59.0%
Provisions for legal proceedings	48,860	104,119	-53.1%
Provision (reversal) for inventory obsolescence	243	15	1,520.0%
Deferred taxes	(179,431)	799	NM
Equity results	(129)	1,397	NM
Share-based payments	4,685	2,147	118.2%
Exchange and monetary variations, net	(260,863)	107,612	NM
Interest on debt and leases	151,747	159,864	-5.1%
Unrealized derivative results	(11,586)	(45,614)	-74.6%
Provision for profit sharing	67,451	3,480	1,838.2%
Write-off of property, plant and equipment and intangible assets	16,304	16,543	-1.4%
Loss from increase on subsidiary capital	-	1,368	NM
Effect of repurchase of securities	-	(286,799)	NM
Others provisions	1,932	-	NM
Adjusted net income	465,001	235,329	97.6%
Changes in operating assets and liabilities:
Trade Receivables	(104,340)	78,344	NM
Short-term investments	196,907	81,785	140.8%
Inventories	13,931	5,596	148.9%
Deposits	110,893	(39,109)	NM
Suppliers	68,021	(63,668)	NM
Suppliers - borrower risk	64,393	-	NM
Transportation commitments	97,281	82,488	17.9%
Mileage program	(129,369)	(78,825)	64.1%
Advances from customers	24,964	14,286	74.7%
Labor obligations	19,107	(10,530)	NM
Taxes and airport fees	10,791	9,731	10.9%
Tax obligations	(3,615)	(234,440)	-98.5%
Obligations arising from derivative transactions	(17,680)	158,355	NM
Provisions	(45,790)	(113,582)	-59.7%
Operational Leasings	138,116	(83,456)	NM
Other assets (liabilities)	(18,434)	86,961	NM
Interest paid	(186,492)	(217,030)	-14.1%
Income taxes paid	(18,984)	249,806	NM
Net cash flows from (used in) operating activities	684,701	162,041	322.5%
Short-term investments	-	-	NM
Restricted cash	(26,683)	31,432	NM
Advances for purchase of property, plant and equipment	(383,487)	(22,953)	1,570.7%
Disposal of subsidiary's interest, net of tax	-	(3,439)	NM
Financial investments of subsidiary Smiles	58,238	(13,457)	NM
Property, plant and equipment	(252,846)	(22,794)	1,009.3%
Intangible assets	(7,651)	(13,774)	-44.5%
Receipt of dividends	1,249	688	81.5%
Net cash flows from (used in) investing activities	(611,180)	(44,297)	1,279.7%
Loan funding	100,709	-	NM
Loan payments	-	(26,230)	NM
Finance lease payments	(84,205)	(135,249)	NM
Interest on capital paid through the subsidiary	(82,792)	(76,436)	8.3%
Shares to issuance	(6,947)	-	NM
Shares issuance costs	355	-	NM
Capital increase	-	-	NM
Cash and cash equivalents at the beginning of the period	1,177	(4,351)	NM
Net cash used in financing activities	(71,703)	(242,266)	-70.4%
Foreign exchange variation on cash and cash	31,676	1,172	2,602.7%
Net increase (decrease) in cash and cash equivalents	33,494	(123,350)	NM
Cash and cash equivalents at beginning of the period	568,711	607,029	-6.3%
Cash and cash equivalents at period end	602,205	483,679	24.5%

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Consolidated Cash Flow (R$000)	9M17	9M16	% Var
Net Income (loss) for the period	314,342	1,132,547	-72.2%
Depreciation and amortization	361,871	325,758	11.1%
Allowance for doubtful accounts	5,034	10,642	-52.7%
Provisions for legal proceedings	122,038	126,473	-3.5%
Provision (reversal) for inventory obsolescence	856	-	NM
Deferred taxes	(406,440)	4,982	NM
Equity results	(260)	4,715	NM
Share-based payments	11,169	9,951	12.2%
Exchange and monetary variations, net	(153,041)	(1,100,939)	-86.1%
Interest on debt and leases	434,118	489,975	-11.4%
Unrealized derivative results	(11,094)	(2,442)	354.3%
Provision for profit sharing	67,975	8,119	737.2%
Write-off of property, plant and equipment and intangible assets	39,385	130,850	-69.9%
Loss from increase on subsidiary capital	-	1,368	NM
Effect of repurchase of securities	-	(286,799)	NM
Others provisions	1,932	-	NM
Adjusted net income	787,885	855,200	-7.9%
Changes in operating assets and liabilities:
Trade Receivables	(205,289)	(228,671)	-10.2%
Short-term investments	256,949	27,860	822.3%
Inventories	(12,200)	18,120	NM
Deposits	55,024	(279,319)	NM
Suppliers	186,102	(111,249)	NM
Suppliers - borrower risk	64,393	-	NM
Transportation commitments	185,572	(45,193)	NM
Advances from customers	43,164	74,737	-42.2%
Labor obligations	2,052	14,914	-86.2%
Mileage program	(41,267)	30,758	NM
Taxes and airport fees	109,373	(26,495)	NM
Tax obligations	363,678	(138,150)	NM
Obligations arising from derivative transactions	(40,404)	121,812	NM
Provisions	(190,077)	(190,266)	-0.1%
Operational Leasings	138,116	(83,456)	NM
Other assets (liabilities)	33,507	(18,868)	NM
Interest paid	(436,153)	(561,298)	-22.3%
Income taxes paid	(151,942)	155,440	NM
Net cash flows from (used in) operating activities	1,148,483	(384,124)	NM
Short-term investments	59,309	-	NM
Restricted cash	(89,798)	405,990	NM
Advances for purchase of property, plant and equipment	(123,813)	59,854	NM
Disposal of subsidiary's interest, net of tax	-	(3,439)	NM
Financial investments of subsidiary Smiles	55,914	453,543	-87.7%
Property, plant and equipment	(542,252)	(99,515)	444.9%
Intangible assets	(28,989)	(22,397)	29.4%
Receipt of dividends	1,249	1,993	-37.3%
Net cash flows from (used in) investing activities	(668,380)	796,029	NM
Loan funding	323,852	-	NM
Loan payments	-	(26,230)	NM
Finance lease payments	(316,677)	(496,053)	-36.2%
Financial Leasing payments	(203,722)	(306,487)	-33.5%
Interest on capital paid through the subsidiary	(248,284)	(153,962)	61.3%
Shares to issuance	1,492	-	NM
Shares issuance costs	-	(395)	NM
Capital increase	1,177	-	NM
Net cash used in financing activities	(442,162)	(983,127)	-55.0%
Foreign exchange variation on cash and cash	2,057	(17,431)	NM
Net increase (decrease) in cash and cash equivalents	39,998	(588,653)	NM
Cash and cash equivalents at beginning of the period	562,207	1,072,332	-47.6%
Cash and cash equivalents at period end	602,205	483,679	24.5%

20	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

21	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Third Quarter 2017

Investor Relations

            ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

Brazil's largest airline group. GOL is Brazil’s largest airline, carrying 33 million passengers annually on more than 700 daily flights to 63 destinations, 52 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 12 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

22	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.